EXHIBIT 99.8

MERGE HEALTHCARE SOLUTIONS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

FINANCIAL INFORMATION
Condensed Consolidated Financial Statements

MERGE HEALTHCARE SOLUTIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Successor	(Successor
	Company)	Company)
	June 30,	December 31,
	2011	2010
	(Unaudited)
	(In thousands, except for share data)

ASSETS
Current assets:
Cash and cash equivalents, including restricted cash of $163 and $963 at June 30, 2011 and December 31, 2010, respectively	$22,054	$27,838
Accounts receivable, net of allowance for doubtful accounts of $1,566 and $1,011 at June 30, 2011 and December 31, 2010, respectively	44,077	41,809
Inventory	2,415	2,555
Prepaid expenses and other current assets	10,584	9,763

Total current assets	79,130	81,965
Property and equipment, net of accumulated depreciation of $3,540 and $2,433 at June 30, 2011 and December 31, 2010, respectively	3,272	3,414
Purchased and developed software, net of accumulated amortization of $4,606 and $2,966 at June 30, 2011 and December 31, 2010, respectively	19,156	20,636
Other intangibles, net of accumulated amortization of $8,804 and $4,774 at June 30, 2011 and December 31, 2010, respectively	37,199	43,916
Goodwill	154,218	152,334
Other assets	9,530	12,622

Total assets	$302,505	$314,887

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$16,936	$18,905
Accrued employee compensation and benefits	3,997	3,171
Intercompany payables	5,449	5,147
Interest payable, current portion	3,917	3,917
Leases payable, current portion	479	639
Deferred revenue, current portion	33,538	41,712

Total current liabilities	64,316	73,491
Notes payable, long-term	195,514	195,077
Deferred revenue and other long term liabilities	6,926	5,849

Total liabilities	266,756	274,417
Shareholders’ equity:
Common stock, $0.001 par value: 1,000 shares authorized and 100 shares issued and outstanding at June 30, 2011 and December 31, 2010	—	—
Additional paid-in capital	112,549	111,565
Accumulated deficit	(76,800)	(71,095)

Total shareholders’ equity	35,749	40,470

Total liabilities and shareholders’ equity	$302,505	$314,887

See accompanying notes to unaudited condensed consolidated financial statements.

MERGE HEALTHCARE SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended	Periods Ended
	(Successor	(Successor	(Predecessor
	Company)	Company)	Company)
	June 30,	June 30,	April 27,
	2011	2010	2010
	(Unaudited)
	(In thousands, except for share and per share data)
Net sales:
Software licenses and system sales	$23,582	$3,686	$7,525
Maintenance and services	53,960	15,547	29,191

Total net sales	77,542	19,233	36,716
Cost of sales:
Software licenses and system sales	12,382	2,742	3,411
Maintenance and services	17,552	6,423	12,753
Depreciation, amortization and impairment	3,510	3,528	1,403

Total cost of sales	33,444	12,693	17,567

Gross margin	44,098	6,539	19,149
Operating costs and expenses:
Selling, general and administrative	22,392	4,865	15,798
Research and development	7,035	3,070	6,486
Acquisition costs		30	8,439
Depreciation, amortization and impairment	6,791	1,555	787
Restructuring and other expenses	(36)	2,734	—

Total operating costs and expenses	36,182	12,254	31,510

Operating income (loss)	7,916	(5,714)	(12,361)
Other income (expense):
Interest expense	(12,920)	(4,370)	(8)
Interest income	162	59	13
Other, net	(308)	10	(28)

Total other expense	(13,066)	(4,301)	(23)

Loss before income taxes	(5,150)	(10,015)	(12,384)
Income tax expense (benefit)	555	(49)	46

Net loss	$(5,705)	$(9,966)	$(12,430)

Net loss per share — basic	NM (1)	NM (1)	(0.34)

Weighted average number of common shares outstanding — basic	NM (1)	NM (1)	37,010

Net loss per share — diluted	NM (1)	NM (1)	$(0.34)

Weighted average number of common shares outstanding — diluted	NM (1)	NM (1)	37,010

(1)	Amount is not meaningful as a result of the acquisition by Merge

See accompanying notes to unaudited condensed consolidated financial statements.

MERGE HEALTHCARE SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended	Periods Ended
	(Successor	(Successor	(Predecessor
	Company)	Company)	Company)
	June 30,	June 30,	April 27,
	2011	2010	2010
	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net loss	$(5,705)	$(9,966)	$(12,430)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment	10,301	5,084	2,178
Provision for bad debts, net of recoveries	86	(313)	2,032
Deferred income taxes	261	—	—
Non-cash stock based payments	984	125	1,423
Amortization of notes payable issuance costs and discount	1,155	—	—
Change in contingent consideration for acquisitions	128	177	—
Changes in operating assets and liabilities, net of effects of acquisitions, mergers and dispositions
Accounts receivable	(2,353)	(1,858)	(320)
Prepaid expenses, other current assets and intercompany balances	971	1,392	(453)
Accounts payable and accrued expenses	(2,708)	6,390	(1,425)
Deferred revenue	(7,406)	3,389	(2,029)

Net cash provided by (used in) operating activities	(4,286)	4,420	(11,024)
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(600)	—	—
Purchases of property, equipment, and leasehold improvements	(857)	(18)	(144)
Change in restricted cash	800	—	—
Maturities of held-to-maturity securities	—	—	7,964
Sales of available-for-sale securities	—	—	30,924

Net cash provided by (used in) investing activities	(657)	(18)	38,744
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance costs paid	—	185,517	—
Principal payments on capital leases	(41)	(20)	—
Capital contribution by Merge	—	38,393	—
Payments to acquire outstanding shares	—	(223,910)	—
Exercise of stock options and ESPP	—	—	1,526
Repurchase of Common Stock	—	—	(22,906)

Net cash provided by (used in) financing activities	(41)	(20)	(21,380)

Net increase (decrease) in cash and cash equivalents	(4,984)	4,382	6,340
Cash and cash equivalents, beginning of period(1)	26,875	22,418	8,785

Cash and cash equivalents, end of period(2)	$21,891	$26,800	$15,125

(1)	Cash net of restricted cash of $963 and $163 at December 31, 2010 and April 28, 2010, respectively

(2)	Cash net of restricted cash of $163 and $163 at June 30, 2011 and 2010, respectively

See accompanying notes to unaudited condensed consolidated financial statements.

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements
(Unaudited and in thousands, other than share and per share data)

(1)	Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) for reporting on Form S-4. Accordingly, certain information and notes required by United States of America generally accepted accounting principles (GAAP) for annual financial statements are not included herein. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2010 of Merge Healthcare Solutions Inc. (MHSI or “the Company”), a Delaware corporation, which are included as an exhibit to this Registration Statement on Form S-4.

Principles of Consolidation

These unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position and results of operations. Such adjustments are of a normal recurring nature, unless otherwise noted. The results of operations for the six month period ended June 30, 2011 are not necessarily indicative of the results to be expected for any future period.

The unaudited condensed consolidated financial statements are prepared in accordance with GAAP. These accounting principles require the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company believes that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. Actual results could differ materially from those estimates. As a result of the acquisition by Merge Healthcare Incorporated (Merge) on April 28, 2010, the six months ended June 30, 2010 has been divided into two periods. The first period represents the pre-acquisition period (January 1, 2010 through April 27, 2010), while the second period represents the post-acquisition period (April 28, 2010 through June 30, 2010). Where applicable, the financial statements and related footnote disclosures throughout this document will refer to these periods as the periods ended April 27, 2010 and June 30, 2010.

The condensed consolidated financial statements for the pre-acquisition period include the accounts of AMICAS, Inc. and subsidiary only (now known as MHSI Predecessor Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The condensed consolidated financial statements for the period subsequent to the acquisition date include the accounts of all entities merged into MHSI based on the updated corporate structure for MHSI as of January 1, 2011. Specifically, the account balances of Merge eMed, Inc., Merge CAD, Inc. and Cedara Software (USA) Limited as of April 28, 2010 represent the carrying amounts of the transferring entity (Merge Healthcare Incorporated) for the entities merged into MHSI. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain transactions which were directly related to the acquisition by Merge have been pushed down to the MHSI financial statements. The consolidated balance sheets of MHSI as of June 30, 2011 and December 31, 2010 include $200,000 of aggregate principal amount of 11.75% Senior Secured Notes due 2015 (Notes) and the related discount and debt issuance costs. The statements of operations for the six months ended June 30, 2011 and the period ended June 30, 2010 include the interest expense and amortization of debt discount and issuance costs related to these Notes. Also, stockholders’ equity within the consolidated balance sheet includes the investment by Merge which was used as partial consideration to complete the acquisition of MHSI (formerly known as AMICAS, Inc.).

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

(2)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of expenses paid which will benefit future periods, revenue recognized that has not yet been billed to a customer and deferred taxes, all of which are due or recognizable within the next twelve months. The balances are comprised of the following as of June 30, 2011 and December 31, 2010:

	(Sucessor	(Sucessor
	Company)	Company)
	June 30,	December 31,
	2011	2010
	(Amounts in thousands)

Prepaid expenses	$2,064	$2,314
Unbilled A/R	7,556	6,557
Deferred tax asset	608	628
Other	356	264

Total prepaid expenses and other current assets	$10,584	$9,763

(3)	Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the six months ended June 30, 2011, are as follows:

Total
(Amounts
in thousands)

Balance at December 31, 2010	$152,334
Change due to an insignificant acquisition	1,884

Balance at June 30, 2011	$154,218

Other Intangible Assets

Our intangible assets subject to amortization are summarized as of June 30, 2011 as follows:

		As of June 30, 2011			As of December 31, 2010
		(Successor Company)			(Successor Company)
	Estimated	Gross		Net	Gross		Net
	Remaining	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Value	Amount	Amortization	Value
		(Amounts in thousands)
	(Years)

Goodwill	indefinite	$154,218	$—	$154,218	$152,334	$—	$152,334

Developed software	1.4	$312	$(298)	$14	$312	$(294)	$18
Purchased software	6.2	23,450	(4,308)	19,142	23,290	(2,672)	20,618

		$23,762	$(4,606)	$19,156	$23,602	$(2,966)	$20,636

Trade names	10.1	1,133	(143)	990	4,050	(264)	3,786
Customer related assets	8.4	33,580	(4,033)	29,547	33,430	(1,970)	31,460
Backlog	3.5	8,100	(4,108)	3,992	8,110	(2,245)	5,865
Non-compete agreements	5.8	3,190	(520)	2,670	3,100	(295)	2,805

		$46,003	$(8,804)	$37,199	$48,690	$(4,774)	$43,916

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

In the six months ended June 30, 2011, the Company increased the gross carrying amount of purchased software, customer relationships, trade names and non-competes by $160, $150, $30 and $90, respectively, related to an insignificant acquisition in 2011.

Upon completion of a product rebranding initiative in the second quarter of 2011, the Company recorded a $2,658 charge due to the impairment of trade names associated with certain products, based upon management’s estimates of future cash flows associated with these trade names. The Company also wrote off fully amortized gross carrying amounts and accumulated amortization of $2,947 in trade name assets. In the period ended June 30, 2010, as a result of decisions related to overlapping products, the Company recorded $2,271 of impairment expense to fully write off certain purchased software assets related to products from which the Company expects no future cash flows.

We recognized amortization and impairment expense of $8,706, $4,108 and $1,229, respectively, in the six months ended June 30, 2011 and the periods ended June 30, 2010 and April 27, 2010. Amortization of purchased and developed software and backlog is recognized in the accompanying statements of operations as cost of sales. Amortization of trade names, customer related assets and non-compete agreements is included in depreciation, amortization and impairment within operating expenses.

Estimated aggregate remaining amortization expense for the Company’s intangible assets, which become fully amortized in 2022, is as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
	(Amounts in thousands)

Purchased and developed software	$1,662	$3,293	$3,293	$3,293	$2,373	$5,242	$19,156
Trade names	54	104	98	98	98	538	990
Customer related assets	2,059	5,346	5,247	4,495	3,690	8,710	29,547
Backlog	1,872	1,334	554	232	—	—	3,992
Non-compete agreements	230	461	461	461	461	596	2,670

	$5,877	$10,538	$9,653	$8,579	$6,622	$15,086	$56,355

(4)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of trade accounts payable, restructuring accruals, taxes payable and other non-trade payables, all of which are due within the next twelve months. The balances are comprised of the following as of June 30, 2011 and December 31, 2010:

	(Sucessor	(Sucessor
	Company)	Company)
	June 30,	December 31,
	2011	2010
	(Amounts in thousands)

Accounts payable	$4,403	$4,640
Accrued expenses	11,441	12,780
Taxes payable	213	119
Restructuring accrual	879	1,366

Total accounts payable and accrued expenses	$16,936	$18,905

(5)  Fair Value Measurement

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable, and certain accrued liabilities. The carrying amounts of cash and cash equivalents

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

(which are comprised primarily of deposit and overnight sweep accounts), accounts receivable, accounts payable, and certain accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of notes payable approximates fair value due to the interest rates and terms approximating those available to the Company for similar obligations.

(6)	Restructuring

The following table sets forth the activity in the six months ended June 30, 2011, related to restructuring activities taken in prior years:

	Employee	Lease &
	Termination	Contract
	Costs	Exit Costs	Relocation	Total

Balance at December 31, 2010	$235	$1,570	$42	$1,847
Charges to expense	(11)	—	(25)	(36)
Payments	—	(650)	(15)	(665)

Balance at June 30, 2011	$224	$920	$2	$1,146

As of June 30, 2011, $879 of the remaining balance was recorded in accounts payable and other accrued expenses within current liabilities, with the remainder recorded in other long term liabilities.

(7)	Debt

In April 2010, the Merge issued $200,000 of Senior Secured Notes (Notes) at 97.266% of the principal amount, which bear interest at 11.75% of principal (payable on May 1st and November 1st of each year) and will mature on May 1, 2015. The Notes were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In connection with the Notes, Merge incurred issuance costs of $9,015. These issuance costs are recorded as a long-term asset and are being amortized over the life of the Notes using the effective interest method. Since the Notes were issued to complete the acquisition of the Company and the assets and stock of the Company are pledged as collateral for the Notes, the Notes, original issuer discount, debt issuance costs and the related interest expense (including amortization of debt discount and issuance costs) are reflected in the financial statements of the Company.

In June 2011, Merge issued an additional $52,000 in Notes at 103.0% of the principal amount with terms identical to the existing Notes. The proceeds of these additional Notes were used to redeem and retire Merge’s Series A Preferred Stock and to pay associated dividends. These additional Notes were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. Prior to issuance, Merge received consents from the majority of holders of the existing Notes to amend the Indenture to allow it to incur the additional indebtedness. As consideration for the consents, Merge paid $1,528 in consent fees from the proceeds of the Notes. Merge also incurred $1,442 in costs related to the issuance of the additional Notes that did not qualify for capitalization. These additional Notes are not included in the financial statements of the Company. However, since the terms of the additional Notes are identical to the existing Notes, the Company’s assets and stock are pledged as collateral for these additional Notes. Also, the Company is a wholly-owned subsidiary of Merge and its cash flows will be used to service the additional Notes, as well as the existing Notes.

In the six months ended June 30, 2011, the Company recorded $12,906 of interest expense related to the Notes, including $719 in amortization of debt issuance costs and $436 in amortization of debt discount. In the period ended June 30, 2010, the Company recorded $4,368 of interest expense related to the Notes, including $276 in amortization of debt issuance costs and $176 in amortization of debt discount. As of June 30, 2011 and December 31, 2010, the notes payable balances on the Company’s balance sheet included $4,486 and $4,923, respectively, of unamortized net discount.

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

(8)	Share-Based Compensation

The following table summarizes share-based compensation expense recognized during the periods indicated:

	Six Months
	Ended	Periods Ended
	(Successor	(Successor	(Predecessor
	Company)	Company)	Company)
	June 30,	June 30,	April 27,
	2011	2010	2010
	(Amounts in thousands)
Share-based compensation expense included in the statement of operations:
Cost of revenues, maintenance and service	$71	$26	$133
Research and development	(27)	30	232
Selling, general and administrative	940	69	1,058

Total	$984	$125	$1,423

Stock option activity in the six months ended June 30, 2011 is set forth in the following table:

Number of
Options

Options outstanding, December 31, 2010	2,258,385
Options granted	1,135,000
Options exercised	—
Options forfeited and expired	(316,929)

Options outstanding, June 30, 2011	3,076,456

Options exercisable, June 30, 2011	777,706

As of June 30, 2011, there was approximately $4,584 of unrecognized compensation cost related to stock options that may be recognized in future periods.

(9)	Commitments and Contingencies

In January 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with AMICAS Inc.’s (AMICAS) proposed acquisition by Thoma Bravo, LLC (the “Thoma Bravo Merger”). A second similar action was filed in the same Court in February 2010 and consolidated with the first action. In March 2010, because AMICAS had terminated the Thoma Bravo Merger and agreed to be acquired by us, the Court dismissed the plaintiffs’ claims as moot. Subsequently, counsel for the plaintiffs filed an application for approximately $5,000 of attorneys’ fees for its work on this case, which fee petition AMICAS opposed. We retained litigation counsel to defend against the fee petition. On December 4, 2010, the Court awarded plaintiffs approximately $3,200 in attorneys’ fees and costs. AMICAS has filed a notice of appeal from this judgment, and the plaintiffs have cross-appealed. We previously tendered the defense in this matter to our appropriate insurers, who have provided coverage against the claims asserted against AMICAS. After receipt of the Court’s attorneys’ fee award decision, the applicable insurer denied policy coverage for approximately $2,500 of the fee award. We do not believe that the insurer’s denial has merit and have retained counsel to contest it. We will vigorously assert all of our rights under our applicable insurance policies, which we believe cover the claims and expenses incurred by AMICAS or us in connection with the fee award. On June 6, 2011, the insurer filed an action against AMICAS, Inc. and Merge in Federal Court in the Northern District of Illinois seeking a declaration that it is not responsible for the

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

$2,500 portion of the judgment rendered in the December 4, 2010 judgment from the Superior Court of Suffolk County, Massachusetts. Merge intends to file a counterclaim seeking a declaration that the insurer must pay the full amount of the Superior Court’s fee award, plus additional damages. Merge intends to seek a dismissal of the insurer’s action. However, an adverse outcome could negatively impact our financial condition.

In August, 2010, Merge Healthcare was sued in the Northern District of Texas by the Court-appointed receiver for Stanford International Bank, Ltd. The receiver alleges that Merge was a recipient of a fraudulent conveyance as a result of a Ponzi scheme orchestrated by Robert Stanford and Stanford International Bank, Ltd. (SIBL). Merge is not alleged to have participated in the Ponzi scheme. The receiver’s claims arise from the failed acquisition of Emageon, Inc. (Emageon) by Health Systems Solutions, Inc. (HSS), an affiliate of SIBL, in February 2009, which resulted in the payment of a $9,000 break-up fee by HSS, which payment is alleged to have been financed by SIBL. Merge subsequently acquired Emageon as part of our AMICAS acquisition. The complaint seeks to recover the $9,000 payment to Emageon, plus interest, costs, and attorneys’ fees. We have retained litigation counsel and intend to vigorously defend this action. We have filed a motion to dismiss the complaint. That motion has been fully briefed, and we are awaiting a decision from the Court. However, an adverse outcome could negatively impact our operating results and financial condition.

In addition to the matters discussed above, the Company is, from time to time, parties to legal proceedings, lawsuits and other claims incident to its business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable. The Company is unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

Guarantees

As a result of the acquisition of MHSI, the Company assumed a guarantee to a lender on behalf of a customer. At June 30, 2011, the balance outstanding on the loan was approximately $805. As the customer makes loan payments to the lender, the guarantee is reduced.

(10)	Income Taxes

The Company is subject to tax in multiple jurisdictions and records income tax expense on an interim basis using an estimated annual effective tax rate. The estimated annual effective tax rate is modified to exclude the effect of losses for those jurisdictions where the tax benefit cannot be recognized and a separate estimated annual tax rate is required. Items discrete to a specific quarter are reflected in tax expense for that interim period. A valuation allowance is established when necessary to reduce deferred tax assets to the amount more-likely-than-not to be realized. Further limitations may apply to deferred tax assets if ownership changes occur. There was no material change in unrecognized tax benefits in the six months ended June 30, 2011. The Company does not reasonably expect any significant change in unrecognized tax benefits within the next twelve months.

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

(11)	Earnings Per Share

The following table sets forth the computation of basic and diluted loss per share (“EPS”):

	Six Months
	Ended		Periods Ended
	(Successor		(Successor		(Predecessor
	Company)		Company)		Company)
	June 30,		June 30,		April 27,
	2011		2010		2010
Numerator — net loss:	$(5,705)		$(9,966)		$(12,430)

Denominator:
Basic weighted-average shares outstanding	NM	(1)	NM	(1)	37,010
Effect of dilutive securities	NM	(1)	NM	(1)	—

Diluted weighted-average shares outstanding	NM	(1)	NM	(1)	37,010

Loss per share — basic	NM	(1)	NM	(1)	$(0.34)

Loss per share — diluted	NM	(1)	NM	(1)	$(0.34)

(1)	Amount is not meaningful as a result of the acquisition by Merge

As a result of the acquisition by Merge on April 28, 2010, all existing shares of MHSI were cancelled and 100 new shares were issued to Merge. Due to the small number of shares and the fact that Merge has sole ownership of such shares, the weighted-average shares outstanding and loss per share calculations are not meaningful.

(12)	Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company has not early adopted this ASU. The adoption of this amendment will only impact the presentation of comprehensive income in the Company’s consolidated condensed financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements

Merge Healthcare Solutions Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments to this ASU are to be applied prospectively. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of this amendment will affect the Company’s disclosures only and will not have a material impact on its statement of operations or financial position.